FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 1-13934

A.	Full title of the plan:

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MIDWEST AIR GROUP, INC.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402

REQUIRED INFORMATION

        The following financial statements and schedules of the Midwest Airlines Savings and Investment Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

MIDWEST AIRLINES SAVINGS AND
INVESTMENT PLAN (Formerly the Midwest
Express Airlines Savings and Investment Plan)

Financial Statements as of and for the Years Ended
December 31, 2004 and 2003, Supplemental Schedule
as of December 31, 2004 and Report of Independent
Registered Public Accounting Firm

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2004 and 2003	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
as of December 31, 2004	9

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
   and Regulations for Reporting and Disclosure under the Employee Retirement Income
   Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Midwest Air Group, Inc.
and the Trustees and Participants in the
Midwest Airlines Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Midwest Airlines Savings and Investment Plan (the “Plan”) (formerly the Midwest Express Airlines Savings and Investment Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

Milwaukee, Wisconsin
June 8, 2005

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Cash and cash equivalents	$7,381	$1,493
Investments, at fair value:
Investment in Master Trust	17,936,259	19,615,100
Common stocks	1,750	1,182
Mutual funds	46,860,192	37,774,471
Common/collective funds	13,119,222	13,068,040
Participant loans	1,780,785	1,612,770

Total investments	79,698,208	72,071,563

Receivables:
Participants' contributions	196,288	191,825
Accrued interest and dividends	25,756	26,883
Due from Broker for securities sold	12,261	37,339

Total receivables	234,305	256,047

Total assets	79,939,894	72,329,103

LIABILITIES:
Due to broker for securities purchased	41,527	252,493
Accrued expenses	5,211	18,150

Total liabilities	46,738	270,643

NET ASSETS AVAILABLE FOR BENEFITS	$79,893,156	$72,058,460

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Interest in earnings of master trust	$1,259,416	$2,207,060
Net appreciation in fair value of investments	5,788,289	9,897,763
Interest and dividends	718,243	565,790

Net investment income	7,765,948	12,670,613

Contributions:
Participants	5,322,528	5,386,832
Participant rollovers	87,103	44,227
Net transfers from Skyway Airlines, Inc. 401(k) Plan	84,885	--

Total contributions	5,494,516	5,431,059

Total additions	13,260,464	18,101,672

DEDUCTIONS:
Distributions to participants	5,316,749	2,079,698
Administrative expenses	109,019	95,513
Net transfers to Skyway Airlines, Inc. 401(k) Plan		29,803

Total deductions	5,425,768	2,205,014

INCREASE IN NET ASSETS	7,834,696	15,896,658
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	72,058,460	56,161,802

End of year	$79,893,156	$72,058,460

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following brief description of the Midwest Airlines Savings and Investment Plan (the “Plan”) is provided for general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) savings plan covering all full- and part-time employees of Midwest Airlines, Inc. (the “Company”) (formerly Midwest Express Airlines, Inc.). Full-time employees are eligible to participate after completing one full calendar month of service and part-time employees are eligible to participate after 12 months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective October 15, 2003 the Plan changed its name to Midwest Airlines Savings and Investment Plan.

Contributions—Each year participants may contribute up to 50% of their pretax annual compensation, as defined in the plan, subject to certain Internal Revenue Code (“IRC”) limitations. In addition, participants may contribute up to 10% of their after tax compensation, subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employer contributions are made at the discretion of the Board of Directors of the Company. Participants age 50 or over are eligible to make catch-up contributions based on the provisions of the plan.

The Plan included an employer matching contribution equal to 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective October 1, 2001 all matching contributions were temporarily suspended. The Plan also includes a profit sharing contribution to be made at the discretion of the Company. No profit sharing contributions were made in 2004 or 2003.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant is vested based on years of service and is 100 percent vested after five years of credited service per the schedule below, upon death, total disability, or attainment of the age of 65 in the employer’s matching and profit sharing contribution portion of their account.

Years of Service	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Investment Options—Prior to July 10, 2003, all employer contributions were initially invested in the Midwest Air Group, Inc. Common Stock Fund. Employer contributions to the Midwest Air Group, Inc. Common Stock Fund could be immediately transferred to other investment options by the participant, with the exception of the initial profit sharing contribution at Plan inception which was, prior to July 10, 2003, required to remain in the Midwest-Air Group, Inc. Common Stock Fund. Participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Certain participants from a prior plan with a prior parent company of the Company have investments in Kimberly Clark Corporation common stock. Participants are able to keep their balances in this investment, however it is no longer an investment option available to participants.

Effective July 10, 2003, the Company approved the suspension of the Midwest Air Group, Inc. Common Stock Fund as an investment option, until further notice. For those participants that designated the Midwest Air Group, Inc. Common Stock Fund as an investment option, as of July 10, 2003, contributions are invested in the M&I Stable Principal Fund, unless otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Air Group, Inc. Common Stock Fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.0 percent to 9.5 percent at December 31, 2004 and 2003, which are commensurate with prevailing rates for commercial loans as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits—Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participants consent.

Forfeited Accounts—Effective June 25, 2003 forfeitures from December 31, 2001 and thereafter will be used to pay plan expenses. At December 31, 2004 and 2003 forfeited nonvested accounts totaled approximately $6,000 and $20,000, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Interest in Master Trust—The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the “Master Trust”), which was established as of January 1, 1997, to hold the Plan’s and an affiliate’s plan investments in the common stock of the Midwest Air Group, Inc., the Company’s parent company, the common stock of Kimberly-Clark Corporation (the Company’s prior parent company) and the common stock of Neenah Paper, Inc. Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition—Investments are stated at fair value based on quoted or reported market values. Participant loans are valued at the outstanding loan balance. The Plan invests in the M&I Stable Principle Fund, a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”). The GIC’s are recorded at contract value, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expense—The Company has the option to have expenses paid by the Plan. During 2004, administrative expenses were paid by the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—The Company’s parent company, Midwest Air Group, Inc., also sponsors another defined contribution plan. As employees change their status with the parent company, their account balances are transferred to the appropriate plan.

3.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common collective funds managed by Marshall & Ilsley (“M&I”) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, certain investments in the Master Trust are Midwest Air Group, Inc. common stock, the Plan sponsor’s parent company.

4.	INTEREST IN MASTER TRUST

Investments held in the Master Trust at December 31, 2004 and 2003 were as follows:

	2004	2003
Cash and cash equivalents	$579,778	$630,784
Midwest Air Group, Inc. common stock	2,145,080	3,600,569
Kimberly-Clark Corporation common stock	15,099,183	15,614,946
Neenah Paper, Inc. common stock	229,015	--
Accrued interest income	88,527	64,709

Total investments	$18,141,583	$19,911,008

As of December 31, 2004 and 2003, the Master Trust held 737,141 shares and 855,242 shares, respectively, of Midwest Air Group, Inc. common stock.

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 99 percent at December 31, 2004 and 2003.

The net investment gain of the Master Trust for the year ended December 31, 2004 was as follows:

Net appreciation in fair value of investments-common stocks	$846,835
Interest and dividends	427,780

Net investment gain	$1,274,615

5.	INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets available for benefits consisted of the following as of December 31, 2004 and 2003:

	2004	2003
Interest in Midwest Express Holdings, Inc. Master Trust*	$17,936,259	$19,615,100
M&I Diversified Stock Portfolio*	6,282,810	5,967,537
Vanguard Institutional Index Fund	9,394,169	8,608,017
M&I Stable Principal Fund*	4,062,021	4,098,162
Invesco Dynamics Fund	--	5,256,313
Vanguard International Growth Fund	5,891,354	4,555,433
Dreyfus Emerging Leaders Fund	--	5,901,990
Legg Mason Value Trust Income	5,551,791	4,622,451
Calamos Growth Fund	7,124,200	--
Vanguard Explorer Fund	6,646,883	--

*Party-in-interest.

The Plan’s investments (except investment in Master Trust), including investments bought, sold, and held during the year ended December 31, 2004 appreciated in value as follows:

Common collective funds	$895,748
Mutual funds	4,892,541

Net appreciation in fair value of other investments	$5,788,289

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants would become 100 percent vested in their employer contributions.

7.	FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

Description	Current Value
Interest in Midwest Express Holdings, Inc. Master
Trust; 99% interest*	$17,936,259
Common stock:
Kimberly-Clark Corporation common stock	1,316
Midwest Air Group, Inc. common stock	434
Common collective funds:
M&I Diversified Stock Portfolio*	6,282,810
M&I Stable Principle Fund*	4,062,021
M&I Growth Balanced Portfolio*	2,227,579
M&I Diversified Income Portfolio*	546,812
Mutual funds:
Calamos Growth Fund	7,124,200
Legg Mason Value Trust Income	5,551,791
Marshall Mid-Cap Value Fund*	2,890,874
Marshall Government Income Fund*	2,250,290
American Growth Fund of America	3,082,413
Vanguard Institutional Index Fund	9,394,169
Vanguard International Growth Fund	5,891,354
Vanguard Total Bond Market Index Fund	1,303,783
Vanguard Explorer Fund	6,646,883
Royce Total Return Fund	2,724,435
Participant loans; interest at rates ranging from 4.0% to 9.5%*	1,780,785

TOTAL INVESTMENTS	$79,698,208

*Party-in-interest

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Midwest Airlines Savings and Investment Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
June 22, 2005	By: /s/ Curtis E. Sawyer
Curtis E. Sawyer
Member of the Midwest Airlines
Savings and Investment Plan Advisory
Committee

EXHIBIT INDEX
MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Exhibit No.	Description

23	Consent of Deloitte & Touche, LLP, Independent Auditors.